SAYONA MINING LIMITED
LEVEL 28, 10 EAGLE STREET
BRISBANE, QUEENSLAND 4000
Via EDGAR and Electronic Mail
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Energy & Transportation
Attention: Yong Kim, Gus Rodriguez, John Coleman, Claudia Rios and Liz Packebush

RE:	Sayona Mining Limited Draft Registration Statement on Form F-4 Submitted February 27, 2025 CIK No. 0001739016

Ladies and Gentlemen:
On behalf of Sayona Mining Limited (“Sayona”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Registration Statement on Form F-4 (including certain exhibits) (the “Registration Statement”), which is being filed simultaneously with this response letter. The Registration Statement reflects Sayona’s responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 26, 2025 regarding the above-reference Draft Registration Statement on Form F-4 that Sayona submitted on February 27, 2025 (the “Draft Registration Statement”), and certain other updated information. For your convenience, Sayona is providing to the Staff a supplemental copy of the Registration Statement marked to indicate the changes from the Draft Registration Statement.
Set forth below are Sayona’s responses to the Staff’s comments. Sayona’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.
Draft Registration Statement on Form F-4
HSR, CFIUS and Other Regulatory Approvals, page 25
1.
Please revise to provide any necessary updates to your disclosure here and at page 104 regarding regulatory approvals. For instance, we note your disclosure that the waiting period with respect to the notification and report forms filed under the HSR Act was set to expire on March 6, 2025.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 26, 110 and 111 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 32
2.
Please revise to provide risk factor disclosure identifying any exemptions and scaled disclosures available to you as an emerging growth company which overlap with those that will be available to you as a foreign private issuer. Clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 38 and 39 of the Registration Statement in response to the Staff’s comment.
Background of the Merger, page 70
3.
Please expand your disclosure to discuss the negotiation of, and underlying reasons for, the equity raise agreements with Canaccord and RCF and the support agreements with Piedmont's executives and directors.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 73 through 83 of the Registration Statement in response to the Staff’s comment.
4.
From the initial draft of the non-binding term sheet sent on September 20, 2024, we note various meetings among the parties and their advisors up until the execution of the merger agreement on November 18, 2024. Please revise to disclose any change to the material terms leading to execution of the merger agreement, such as changes to the valuation and transaction structure, and how the material terms were negotiated and ultimately agreed to in the executed merger agreement.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 73 through 83 of the Registration Statement in response to the Staff’s comment.
Recommendation of the Piedmont Board; Piedmont's Reasons for the Merger, page 77
5.
Please disclose whether Piedmont's board considered the possibility that the parties may waive the Nasdaq condition set forth in the merger agreement, resulting in the combined company's ADSs not being listed on a U.S. exchange.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 89 of the Registration Statement in response to the Staff’s comment.
Opinion of J.P. Morgan Securities LLC, Piedmont's Financial Advisor
Public Trading Multiples, page 87
6.
Please revise to disclose the underlying data for each of the companies that was used to calculate the net asset value per share metrics, and how this information was used to determine the net asset value per share reference range for each of Piedmont and Sayona.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 93 of the Registration Statement in response to the Staff’s comment.

Certain Unaudited Prospective Financial Information, page 92
7.
We note the disclaimers throughout this section that readers are cautioned not to rely on the projections. While it may be appropriate to caution investors not to place undue reliance upon the prospective forecasts, it is not appropriate to tell readers to not rely upon them. Please revise your disclosures accordingly.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 99 and 100 of the Registration Statement in response to the Staff’s comment.
Listing of Sayona Ordinary Shares and Sayona ADSs, page 97
8.
Please revise your disclosure here and on the cover page to indicate whether Nasdaq's determination regarding the initial listing application will be known at the time stockholders are asked to vote on the merger agreement and whether you have had any discussions with Nasdaq concerning the initial listing application. Please also revise to include a discussion of the potential consequences to investors, including the ability of investors to buy and sell Sayona ADSs, if Nasdaq does not approve the listing application of the combined company, but Sayona and Piedmont proceed with the merger. In this regard we note your disclosure that Sayona or Piedmont may waive one or more of the closing conditions without re-soliciting their respective shareholder approvals.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 7, 20, 40, 41, 45, 103, 123, 125, 207, 216, 220, 238 and 239 of the Registration Statement in response to the Staff’s comment.
The Support Agreements, page 170
9.
We note that each director of Piedmont entered into a support agreement to vote all of his or her shares of Piedmont common stock in favor of the adoption and approval of the merger agreement and approval of the transactions contemplated by the merger agreement. Please describe any consideration provided in exchange for, and clarify the percentage of outstanding Piedmont shares subject to, the support agreement. Provide analogous disclosure in your related Q&A at page 8.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 6, 9, 28, 69 and 176 of the Registration Statement in response to the Staff’s comment.

Sayona Unaudited Pro Forma Combined Financial Information
Notes to the Unaudited Pro Forma Combined Financial Information
Note 6. Management's Adjustments to the Unaudited Pro Forma Combined Financial Information, page 189
10.	You disclose cost savings adjustment for your plan to leverage synergies resulting from the integration of the two entities. Please address the following comments:
•
Disclose the basis and material limitations of your cost savings, including any material assumptions or uncertainty of such adjustment. In addition, explain the method of calculating the adjustment. Refer to Rule 11-02(a)(7)(ii)(D) of Regulation S-X.

•	Please disclose any dis-synergies resulting from the integration of the two entities. To the extent you did not identify any dis-synergies, please state that fact
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 200 of the Registration Statement in response to the Staff’s comment.
Business of Sayona, page 191
11.	Please disclose the point of reference with your summary mineral resource and summary mineral reserve tables, as required by Item 1303(b)(3)(v) of Regulation S-K.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 252 of the Registration Statement in response to the Staff’s comment.
12.	Please disclose the cost or book value of the Authier Lithium project as required by Item 1304(b)(2)(iii) of Regulation S-K.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 254 of the Registration Statement in response to the Staff’s comment.
13.	Please revise to include the information about internal controls used in your exploration and mineral resource and reserve estimation efforts as required by Item 1305 of Regulation S-K.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 267 of the Registration Statement in response to the Staff’s comment.

Beneficial Ownership of Securities, page 192
14.	Please disclose the natural person(s) who have voting and/or investment control over the shares held by LG Chem, Ltd.
RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 203 and 204 of the Registration Statement in response to the Staff’s comment.
Jury Trial Waiver, page 205
15.
We note your disclosure that the deposit agreement provides that, to the extent permitted by law, Sayona ADS Holders waive the right to a jury trial of any claim they may have against Sayona or the depositary bank arising out of or relating to Sayona ordinary shares, Sayona ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. Please include relevant risk factor disclosure, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit a shareholder's ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision will apply to purchasers in secondary transactions.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 17, 42 and 43 of the Registration Statement in response to the Staff’s comment.
Change in Registrant's Certifying Accountant, page 274
16.
We note that Sayona Mining Limited’s (“Sayona”) auditor, Moore Australia Audit  (WA) (“Moore”), resigned on November 12, 2024 effective as of December 2, 2024. We also note that Sayona appointed Ernst & Young LLP (“E&Y”) as their new auditors on November 28, 2024. Please clarify the date in which Moore resigned and tell us the relevance of the December 2, 2024 effective date of resignation. If December 2, 2024 is the date of Moore’s resignation that represents the date they  ceased performing services, then it appears that both Moore and E&Y were engaged from November 28, 2024 through December 2, 2024. Please revise or clarify as necessary.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 292 of the Registration Statement in response to the Staff’s comment.

Sayona Mining Limited Financial Statements
Notes to the Financial Statements
4. Segment Reporting
(b) Segment Results, page F-11
17.
You disclose that segment performance is measured by Underlying EBIT and Underlying EBITDA. As IFRS 8 permits only one measure of segment profit or loss for each reportable segment, please revise your disclosures as necessary.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the explanatory disclosure in the Notes to the Financial Statements in Note 4 (b) Segment results, which appears on page F-11 of the Registration Statement. Underlying EBITDA is the principal measure of an operating segment’s profit or loss, assets or liabilities which is used by the chief operating decision maker to assess an operating segment’s performance and decide how to allocate resources. Accordingly, the explanatory disclosure has been revised to include, “Segment performance is measured by Underlying EBITDA. Underlying EBITDA is earnings before underlying depreciation and amortisation expense, net financial income and expenses, income tax expense, and other earnings adjustment items.”
In addition to the revised explanatory disclosure, the segment results disclosure in Note 4 (b) Segment results and the underlying results reconciliation in Note 4 (c) Underlying results reconciliation has been revised to include only the principal measures of segment profit or loss for each reportable segment. Please see pages F-11 through F-13 of the Registration Statement.
Exhibit Index
96.2, page II-2
18.
We note that estimates of resources inclusive of reserves are disclosed on page 29, 159 and 163 of the technical report summary. Please consult with the qualified persons involved in preparing the technical report summary for the Moblan Lithium Project and arrange to obtain and file a revised report that also includes estimates of mineral resources that are exclusive of mineral reserves to comply with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has revised Exhibit 96.2 on pages 29, 159, 161 and 163 of such exhibit in response to the Staff’s comment.
Exhibits
19.
Please file Piedmont's placement agreement with Canaccord as an exhibit to your registration statement or tell us why you do not believe that this is a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: Sayona acknowledges the Staff’s comment and advises the Staff that it has filed Piedmont’s placement agreement with Canaccord as an exhibit to the Registration Statement in response to the Staff’s comment.

* * * * *
If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Avner Bengera of Baker Botts L.L.P. at (212) 408-2521.
Very truly yours,

/s/	Lucas Dow
Lucas Dow Chief Executive Officer

cc:          Avner Bengera, Baker Botts L.L.P.